                                                                 EXHIBIT (d)(8)


                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                                   ENDORSEMENT

                        MODIFICATION OF POLICY PROVISIONS


Effective as of the Policy Date, this endorsement is made a part of the policy to which it is attached.

Section 6.2 of the policy is deleted and the following is substituted:

6.2 CAN TRANSFERS BE MADE FROM THE FIXED ACCOUNT TO THE SEPARATE ACCOUNT INVESTMENT DIVISIONS? Each Policy Year you can make one transfer from the Fixed Account to the Investment Divisions. The minimum amount that can be transferred is $500, unless we agree otherwise. However, if the values remaining in the Fixed Account after the transfer would be less than $500, we have the right to include that amount as part of the transfer. The maximum amount transferred in any one Policy Year is the greater of (i) 20% of the amount in the Fixed Account at the beginning of that Policy Year, (ii) the previous year's transfer amount, or (iii) $5,000. During the Retirement Year, the 20% limit will not apply to a one-time transfer from the Fixed Account to the Investment Divisions. The Retirement Year is the Policy Year following the Insured's 65th birthday or the date you indicate in the application, or another date if we approve.

Section 7.3 of the policy is deleted and the following is substituted:

7.3 WHAT IS THE ALTERNATIVE CASH SURRENDER VALUE (ACSV) OF THIS POLICY? The ACSV is equal to the Cash Value of the policy plus the Deferred Premium Load Account less any policy debt through the date of surrender. You are eligible to receive the ACSV, provided that the policy has not been assigned and the Owner has not changed, unless that change was (1) was the result of a merger or acquisition and the Successor Owner was your wholly owned subsidiary or a corporation under which you were a wholly owned subsidiary on the date ownership changed, or (2) was to a Trust established by you for the purposes of providing employee benefits.

        The ACSV is not available to support Monthly Deduction Charges or for purposes of a loan or partial withdrawal.

Section 7.4 of the policy is deleted and the following is substituted:

7.4 HOW IS THE DEFERRED PREMIUM LOAD ACCOUNT CALCULATED? The Deferred Premium Load Account during the first Policy Year is equal to the cumulative Sales Expense Charge, State Tax Charge, and Federal Tax Charge collected during the first Policy Year. Beginning on the first Policy Anniversary and continuing until the 8th Policy Anniversary, the Deferred Premium Account will be amortized monthly on a straight-line basis. The Deferred Premium Load Account value on each Monthly Deduction Day on or after the first Policy Anniversary will be equal to (a) plus
        (b) minus (c), where:

(a) is the value of the Deferred Premium Load Account as of the prior Monthly Deduction Day; and

(b) is the cumulative Sales Expense Charge, State Tax Charge and Federal Tax Charge collected since the last Monthly Deduction Day, including the current Monthly Deduction Day through the 7th Policy Anniversary; and

(c) is the sum of (a) plus (b), divided by the number of Monthly Deduction Days remaining, including the current Monthly Deduction Day, until the 8th Policy Anniversary.

     The value of the Deferred Premium Load Account is zero on or after the 8th Policy Anniversary or upon lapse of the policy.

                                            NEW YORK LIFE INSURANCE
                                            AND ANNUITY CORPORATION

/s/ Catherine A. Marrion                              /s/ Frederick J. Sievert
-------------------------                             ------------------------
               SECRETARY                                            PRESIDENT